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September 13, 2016

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Attn:	Russell Mancuso

Re:	WaferGen Bio-systems, Inc. Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A Filed August 30, 2016 File No. 001-36601
Dear Mr. Mancuso:
On behalf of WaferGen Bio-systems, Inc. (the “Company”), we submit this letter providing a response to the comments raised by the Staff of the Securities and Exchange Commission (the “Staff”) in its letter dated September 12, 2016 with respect to the Company’s revised preliminary proxy statement on Schedule 14A filed on August 30, 2016 (File No. 001-36601). Below we have noted the Staff’s comments in bold face type and the Company’s responses in regular type.

1.	We note your response to prior comment 2. Please state clearly and directly on the cover page that shareholders will not know at the time of the vote the consideration that they will receive.
In response to the Staff’s comment, the Company intends to file a definitive proxy statement (the “Definitive Proxy Statement”), which will include the following statement on the cover page: “Therefore, at the time of the vote on the merger agreement at the special meeting, WaferGen stockholders will not know the amount of consideration they will receive in the merger.” Attached hereto as Annex 1 is the cover page of the Definitive Proxy Statement, which contains this revision responsive to the Staff’s comment 1.

2.
We note your response to prior comment 3; however, your disclosure on page 63 indicates that the calculations are solely to assist with understanding the formula and to illustrate the effects of assumptions. If the calculations illustrate a reasonable range of potential per share consideration amounts, please revise to remove any implication to the contrary.

The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company will revise the disclosures contained in the section entitled “Sample Calculations of Per Share Aggregate Consideration” in the Definitive Proxy Statement as indicated on Annex 2 attached hereto.

U.S. Securities and Exchange Commission

3.	Please revise the third bullet point on page 43 to reflect the substance of the second sentence of your response to prior comment 5 regarding revenues from other products decreasing in 2016.
The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company will revise the disclosures contained in the section entitled “Certain WaferGen Financial Information Provided to Torreya” in the Definitive Proxy Statement Amendment as indicated on Annex 3 attached hereto.
We appreciate your time and attention to the Company’s responses to the Staff’s comments. Should you have any questions, please call me at (704) 331-7440.

Very truly yours,

/s/ Mark R. Busch

Mark R. Busch

cc:    Rolland Carlson, Chief Executive Officer
Michael P. Henighan, Chief Financial Officer

Annex 1

WaferGen Bio-systems, Inc.
34700 Campus Drive
Fremont, California 94555
September [●], 2016
Dear Fellow Stockholder:
You are cordially invited to attend a special meeting of the stockholders of WaferGen Bio-systems, Inc., or WaferGen, on [MONTH] [●], 2016 at [1:00 p.m.] Pacific Time at our offices located at 34700 Campus Drive, Fremont, CA 94555.
The board of directors of WaferGen has unanimously approved an agreement and plan of merger, or the merger agreement, pursuant to which a wholly owned subsidiary of Takara Bio USA Holdings, Inc., or Takara Bio, will merge with and into WaferGen, referred to as the merger, with WaferGen surviving the merger as a wholly owned subsidiary of Takara Bio, referred to as the surviving corporation.
At the special meeting, holders of WaferGen’s common stock will be asked to vote on a proposal to adopt the merger agreement. Holders of WaferGen’s common stock will also be asked to approve (i) on an advisory, non-binding basis, the compensation that may be paid or become payable to WaferGen’s named executive officers in connection with the merger, and the agreements and understandings pursuant to which such compensation may be paid or become payable, (ii) certain payments to the non-employee members of WaferGen’s board of directors and to the non-employee members of the strategic committee of WaferGen’s board of directors that was formed in November 2015 to consider and evaluate strategic opportunities and alternatives for WaferGen and (iii) adjournments of the special meeting, if necessary, to permit further solicitation of proxies in favor of the foregoing proposals.
If the merger is completed, WaferGen common stockholders will have the right, with respect to each of their shares of WaferGen common stock, to receive an amount of cash based on a multiple of the consolidated revenues of WaferGen and its subsidiaries for the fiscal year ending December 31, 2016, minus certain potential adjustments. Because the amount to be paid to stockholders will depend in part on WaferGen’s consolidated 2016 revenues, we will not be able to determine an exact price until the audit by WaferGen’s independent registered public accounting firm of our fiscal year 2016 financial statements has been completed. Therefore, at the time of the vote on the merger agreement at the special meeting, WaferGen stockholders will not know the amount of consideration they will receive in the merger.

Based on our estimate as of the date of the accompanying proxy statement of a reasonable range of WaferGen’s consolidated 2016 revenues and the other factors described in the section of the proxy statement entitled “The Merger Agreement—Sample Calculations of Per Share Aggregate Consideration,” as of the date of the proxy statement we expect that (1) the minimum per share consideration to be paid in the merger is $0.33014 and (2) the amount of such consideration is reasonably likely to be between $0.53647 and $1.50538. However, because the 2016 revenues are not yet known and there is no limit on the amount of potential consideration reductions, the entire amount of the merger consideration is at risk, and accordingly there can be no assurance that the actual per share consideration to be paid in the merger will not be below such minimum. Subject to receipt of stockholder approval at the special meeting, WaferGen plans to complete the merger whether or not the per share merger consideration equals or exceeds such minimum, and WaferGen does not intend to resolicit proxies from holders of WaferGen common stock even if the consideration is lower than such minimum. Accordingly, you should only vote in favor of the merger if you are prepared to accept the risk that the actual per share consideration to be paid in the merger could be less than the minimum expected as of the date of this proxy statement and could be as low as $0.

The accompanying proxy statement contains important information about the special meeting, the merger and the conditions that must be satisfied before the merger can occur. WaferGen encourages you to read the entire proxy statement carefully, including the merger agreement, which is included as Annex A to the proxy statement. You may also obtain additional information about WaferGen from documents we have filed with the Securities and Exchange Commission.
WaferGen’s board of directors has unanimously approved the merger agreement and determined that the merger agreement and the transactions contemplated thereby are advisable, fair to, and in the best interests of, WaferGen and its stockholders. Accordingly, the board of directors of WaferGen unanimously recommends that holders of our common stock vote “FOR” the proposal to adopt the merger agreement, “FOR” the proposal to approve, on an advisory, non-binding basis, the compensation that may be paid or become payable to WaferGen’s named executive officers in connection with the merger, and the agreements and understandings pursuant to which such compensation may be paid or become payable, “FOR” the proposal to approve certain payments to the non-employee members of WaferGen’s board of directors and to the non-employee members of the strategic committee of WaferGen’s board of directors that was formed in November 2015 to consider and evaluate strategic opportunities and alternatives for WaferGen and “FOR” the proposal to approve adjournments of the special meeting, if necessary, for the purpose of soliciting additional proxies in favor of the foregoing proposals.
If you are a holder of WaferGen preferred stock, you are entitled to exercise dissenters’ rights of appraisal under the Nevada Revised Statutes, referred to as the NRS, in connection with the merger if you take certain actions, meet certain conditions and fully comply with the requirements set forth under the NRS. If you are a holder of WaferGen common stock, you are not entitled to exercise dissenters’ rights. See the “The Merger—Dissenters’ Rights”

beginning on page 48 of the proxy statement. In addition, the text of the applicable dissenters’ rights provisions of the NRS is included as Annex D to the proxy statement.
Your vote is very important. WaferGen cannot complete the merger unless the merger agreement is adopted by the affirmative vote of the holders of a majority of the outstanding shares of WaferGen common stock entitled to vote at the special meeting. Holders of WaferGen’s preferred stock have no right to vote on any of the proposals. If you are a holder of WaferGen common stock, whether or not you expect to attend the special meeting in person, you are urged to submit your proxy as promptly as possible (1) through the Internet, (2) by telephone or (3) by marking, signing and dating the enclosed proxy card and returning it in the postage-paid envelope provided. If you hold your shares in “street name,” you should instruct your broker how to vote in accordance with your voting instruction card. If you do not submit your proxy, do not instruct your broker how to vote your shares or do not vote in person at the special meeting, it will have the same effect as a vote against the adoption of the merger agreement. The deadline for the deposit of proxies may be waived or extended by the chair of the special meeting at the chair’s sole discretion without notice.
Details regarding the meeting and the business to be conducted are described in the accompanying proxy statement. In addition to considering the matters described in the proxy statement, we will report on matters of interest to our stockholders.
Your vote is very important to us and our business. Whether or not you plan to attend the meeting, we encourage you to vote as soon as possible to ensure that your shares are represented at the meeting. The proxy statement explains more about proxy voting, so please read it carefully.
Thank you for being a stockholder of our company.

Sincerely,

Ivan Trifunovich
Executive Chairman of the Board of Directors

Annex 2

~~Solely~~In order to assist you with your understanding of the formula used to determine the Per Share Aggregate Consideration, to illustrate the potential effects of changes to certain assumptions and to demonstrate calculations that result in the Company’s estimations as of the date of this proxy statement of the expected minimum Per Share Aggregate Consideration and reasonably likely range of Per Share Aggregate Consideration (though such amounts are subject to the risks described above and so the actual consideration may be lower than such amounts), set forth below are sample illustrative calculations of the Per Share Aggregate Consideration based on assumed amounts of 2016 Revenues of $6.0 million, $8.0 million, $9.0 million and $12.0 million, respectively, in each case also utilizing the following additional assumptions:

(i)
in the sample illustrative calculations set forth in the column labelled “Highest Estimate of Deductions,” the Deposit Adjustment equals $5.0 million and the total amount of the Debt Adjustment, Closing Related Costs Adjustment, Bonus Adjustment and Debt/Equity Issuance Cost Adjustment equals $1.0 million;

(ii)
in the sample illustrative calculations set forth in the column labelled “Lowest Estimate of Deductions,” the Deposit Adjustment equals $2.5 million and the total amount of the Debt Adjustment, Closing Related Costs Adjustment, Bonus Adjustment and Debt/Equity Issuance Cost Adjustment equals $0; and

(iii)	WaferGen’s outstanding shares of Common Stock and Preferred Stock, Stock Options, Warrants and RSUs remain the same as at May 31, 2016.

Annex 3

The Projections reflect numerous estimates, assumptions and simplifications made by WaferGen’s management with respect to general business, economic, competitive, regulatory and other market and financial conditions and other future events, all of which are difficult to predict and many of which are beyond WaferGen’s control. Such estimates, assumptions and simplifications included, without limitation: the impact of competition on the business of WaferGen is in line with that on the life sciences industry generally; industry growth is consistent with its historical pattern; there is no material adverse change in the financial condition and prospects of WaferGen; there is no material adverse change in the regulatory environment; and there is no material adverse change in the life sciences industry or the financial markets in general. Furthermore, the projections:

•	do not include deal-related costs in the expenses;

•	assume no increases in management and staffing headcounts;

•
assume strong continued growth in sales of WaferGen’s products, based on the assumption that, despite an anticipated decrease in sales of WaferGen’s other products, sales of WaferGen’s ICELL8 Single-Cell System introduced to the market in the fourth quarter of 2015 would result in overall sales growth;

•
were based upon numerous estimates or expectations, beliefs, opinions and assumptions with respect to WaferGen’s business, including results of operations and financial condition, customer requirements and competition, all of which are difficult to predict and many of which are beyond WaferGen’s control and may not be realized;

•
do not take into account the effect of any transactions, circumstances or events occurring after the date the Projections were prepared, including the merger, or the effect of any failure of the merger to occur;

•	are not necessarily indicative of current market conditions or values or future performance, which may be significantly more or less favorable than as set forth in the Projections; and

•	are not, and should not be regarded as, a representation that any of the expectations contained in, or forming a part of, the Projections will be achieved.